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                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549


                                 SCHEDULE 13D
                                (Rule 13d-101)

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934




                               ARBOR DRUGS, INC.
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                               (Name of Issuer)

                                 COMMON STOCK
                                $0.01 PAR VALUE
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                        (Title of Class of Securities)

                                  038760 10 4
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                                (CUSIP Number)

                                Charles Conaway
                            Chief Financial Officer
                                CVS Corporation
                                 One CVS Drive
                        Woonsocket, Rhode Island  02895
                                (401) 765-1500
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           (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)

                               February 8, 1998
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            (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box: [ ]

Note: Six copies of this Statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                        (Continued on following pages)


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CUSIP No.                           13D

    1         NAME OF REPORTING PERSONS
              S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                 CVS CORPORATION (I.R.S. Identification Number 05-0494040)

    2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                    (a)  [ ]
                                                                    (b)  [ ]
    3         SEC USE ONLY

    4         SOURCE OF FUNDS

                  Not Applicable

    5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(d) or 2(e)                             [ ]

    6         CITIZENSHIP OR PLACE OF ORGANIZATION

                 State of Delaware

               NUMBER              7     SOLE VOTING POWER

             OF SHARES                   0

             BENEFICIALLY          8     SHARED VOTING POWER

              OWNED BY                   14,528,521 (see Item 6)

               EACH                9     SOLE DISPOSITIVE POWER

              REPORTING                  0

             PERSON WITH          10    SHARED DISPOSITIVE POWER

                                         13,928,521 (see Item 6)

    11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 14,528,521 (see Item 6)

    12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES                                                    [ ]

    13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  24.5%

    14        TYPE OF REPORTING PERSON

                 CO

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!*


Item 1.  Security and Issuer

               The class of equity securities to which this statement relates is the common stock, $0.01 par value per share (the "Common Stock"), of Arbor Drugs, Inc., a Michigan corporation (the "Issuer"). The principal executive offices of the Issuer are located at 3331 West Big Beaver, Troy, Michigan 48084.

Item 2.  Identity and Background

               The name of the person filing this statement is CVS Corporation, a Delaware corporation ("CVS").

               The address of the principal business and the principal office of CVS is One CVS Drive, Woonsocket, Rhode Island 02895. The name, business address, present principal occupation or employment, and citizenship of each director and executive officer of CVS is set forth on Schedule A.

               CVS is a leading United States retail chain drugstore company. On February 8, 1998, CVS entered into an Agreement and Plan of Merger with the Issuer and Red Acquisition, Inc., as described in Item 6. In connection therewith, CVS entered into an Option and Voting Agreement with Eugene Applebaum Living Trust, Marcia C. Applebaum, Trust for the Benefit of Lisa S. Applebaum and Trust for the Benefit of Pamela A. Applebaum (collectively, the "Applebaum Stockholders"), as described in Item 6.

               During the last five years, neither CVS nor any other person controlling CVS nor, to the best of its knowledge, any of the persons listed on Schedule A attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

               Inapplicable.

Item 4.  Purpose of Transaction

               See Item 6.

Item 5.  Interest in Securities of the Issuer

      (a) For the purpose of Rule 13d-3 promulgated under the Exchange Act, CVS has shared voting power and/or shared dispositive power with respect to (and therefore beneficially owns) 14,528,521 shares of Common Stock, representing approximately 24.5% of the outstanding shares of Common Stock. Except as set forth in Item 5, neither CVS nor any other person controlling CVS, nor, to the best of its knowledge after reasonable inquiry, any director or executive officer of CVS owns beneficially any shares of Common Stock.

      (b) CVS does not have sole power to vote or to direct the vote of any shares of Common Stock. CVS does not have sole power to dispose or to direct the disposition of any shares of Common Stock. CVS has shared power to vote or to direct the vote of the 14,528,521 shares of Common Stock presently held by the Applebaum Stockholders. CVS has shared power to dispose or to direct the disposition of the 13,928,521 shares of Common Stock presently held by the Applebaum Stockholders.

          The Applebaum Stockholders are the individual members of the family
          of Eugene Applebaum and trusts for their benefit.   The principal
          business address of the Applebaum Stockholders is 3331 West Big Beaver Road, Troy, Michigan 48007. During the last five years, to the best knowledge of CVS after reasonable inquiry, the Applebaum Stockholders have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in any of them being subjected to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (c) Information concerning transactions in shares of Common Stock by the persons named in paragraph (a) since December 18, 1997 is set forth on Schedule B.

      (d) Inapplicable.

      (e) Inapplicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

               On February 8, 1998, CVS, the Issuer and Red Acquisition, Inc. entered into an Agreement and Plan of Merger (the "Merger Agreement") providing for, subject to the terms and conditions set forth in the Merger Agreement, the merger of Red Acquisition, Inc., a wholly- owned direct subsidiary of CVS, with and into the Issuer, with the Issuer to be the surviving corporation in the merger. As a result of the merger, the Issuer would become a wholly-owned direct subsidiary of CVS. Consummation of the merger is subject to approval by the stockholders of the Issuer, the expiration of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and certain other customary closing conditions.

               As an inducement and a condition to CVS entering into the Merger Agreement, the Applebaum Stockholders entered into an Option and Voting Agreement with CVS dated as of February 8, 1998 (the "Option and Voting Agreement"). Pursuant to the Option and Voting Agreement, the Applebaum Stockholders have granted CVS an irrevocable option (the "Option") to purchase all shares of Common Stock owned or subsequently acquired by the Applebaum Stockholders (the "Shares") at an exercise price of $23 per share (other than 600,000 shares of Common Stock). The Option may be exercised by CVS in whole but not in part within one year after termination of the Merger Agreement in the event that the Merger Agreement is terminated in certain specified circumstances. CVS may pay for the Shares in cash or shares of CVS common stock. The Applebaum Stockholders have also agreed, among other things, to vote the Shares in favor of the approval and adoption of the merger and the Merger Agreement.

               The Option and Voting Agreement provides that the Applebaum Stockholders will not, among other things, directly or indirectly: (i) offer for sale, sell, transfer, tender, pledge, encumber (other than by operation of law), assign or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to or consent to the offer for sale, sale, transfer, tender, pledge, encumbrance, assignment or other disposition of, any or all of the Shares or any interest therein; (ii) except as contemplated by the Option and Voting Agreement, grant any proxies or powers of attorney, deposit the Shares into a voting trust or enter into a voting agreement with respect to the Shares; or (iii) take any action that would make any representation or warranty of the Applebaum Stockholders contained in the Option and Voting Agreement untrue or incorrect or would result in a breach by the Applebaum Stockholders of their obligations thereunder or a breach by the Issuer of its obligations under the Merger Agreement. In addition, the Applebaum Stockholders have agreed not to take certain actions with respect to solicitation of offers to acquire the Issuer or a portion of its business. CVS has agreed to indemnify each Applebaum Stockholder against certain liabilities.

               In addition, the Applebaum Stockholders have agreed to enter into a letter agreement (the "Letter Agreement") with CVS and the Issuer pursuant to which the Applebaum Stockholders may not sell, transfer or otherwise dispose of its interests in, or acquire or sell any options or other securities relating to, securities of CVS or the Issuer that would be intended to reduce its risk relative to any shares of common stock of either CVS or the Issuer beneficially owned by it, during the period commencing on the 30th day prior to the Effective Time and ending at such time as CVS publicly releases a report covering at least 30 days of combined operations of CVS after the merger.

               The summary contained in this Schedule 13D of certain provisions of the Option and Voting Agreement, the Merger Agreement and the Letter Agreement is qualified in its entirety by reference to the Option and Voting Agreement, the Merger Agreement and the Letter Agreement attached as Exhibits 1, 2 and 3 hereto, respectively, and incorporated herein by reference.

               Except for the Option and Voting Agreement, the Merger Agreement and the Letter Agreement, to the best knowledge of CVS, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between CVS and the Applebaum Stockholders or any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits

Exhibit 1:         Option and Voting Agreement dated as of
                   February 8, 1998 between CVS Corporation and the Applebaum Stockholders

Exhibit 2: Agreement and Plan of Merger dated as of February 8, 1998 among CVS Corporation,
                   Arbor Drugs, Inc. and Red Acquisition, Inc.

Exhibit 3:         Form of Affiliate's Letter for the
                   Applebaum Stockholders


                                  SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date: February 18, 1998

                                 CVS CORPORATION


                                 By:         /s/ Charles Conaway
                                 ------------------------------------------
                                 Name:  Charles Conaway
                                 Title: Chief Financial Officer


                                                                    SCHEDULE A



              DIRECTORS AND EXECUTIVE OFFICERS OF CVS CORPORATION

               The name, business address, title, present principal occupation or employment of each of the directors and executive officers of CVS Corporation ("CVS") are set forth below. If no business address is given the director's or officer's business address is One CVS Drive, Woonsocket, RI 02895. Unless otherwise indicated, each office set forth opposite an individual's name refers to such individual's office with CVS. Unless otherwise indicated below, all of the persons listed below are citizens of the United States of America.


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                       Directors and Executive Officers
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                                              Present Principal Occupation
Name and Business Address                      Including Name of Employer
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Allan J. Bloostein                       President, Allen J. Bloostein
Allan J. Bloostein Associates              Associates (consulting firm -
717 Fifth Avenue                           retail and consumer goods
21st Floor                                 marketing)
New York, New York  10022

W. Don Cornwell                        Chairman of the Board and Chief
Granite Broadcasting Corporation         Executive Officer, Granite
767 Third Avenue                         Broadcasting Corporation
34th Floor
New York, New York  10017

Thomas P. Gerrity                      Dean, The Wharton School of the
The Wharton School                       University of Pennsylvania
University of Pennsylvania
3640 Locust Walk
Suite 1000
Philadelphia, Pennsylvania  19104

Stanley P. Goldstein                   Chairman of the Board and Chief
                                         Executive Officer

William H. Joyce                       Chairman of the Board and Chief
Union Carbide Corporation                Executive Officer, Union Carbide
39 Old Ridgebury Road                    Corporation
Danbury, Connecticut  06817

Terry R. Lautenbach                    Retired; formerly Senior Vice President,
1312 Sea Spray Lane                      International Business Machines
Sanibel, Florida  33957                  Corporation

Terrence Murray                        Chairman of the Board and Chief
Fleet Financial Group                    Executive Officer, Fleet Financial
One Federal Street                       Group
Boston, Massachusetts  02110

Sheli Z. Rosenberg                     President and Chief Executive Officer,
Equity Group Investments, Inc.           Equity Group Investments, Inc.
2 North Riverside Plaza
Suite 600
Chicago, IL 60606

Thomas M. Ryan                         Vice Chairman and Chief Operating
                                         Officer; President and Chief
                                         Executive Officer, CVS Pharmacy,
                                         Inc.

Ivan G. Seidenberg                     President and Chief Operating
Bell Atlantic Corporation                Officer, Bell Atlantic
1095 Avenue of the Americas              Corporation
Floor 41
New York, New York  10036

Patricia Carry Stewart                 Retired; formerly Vice President, The
2613 North Ocean Boulevard               Edna McConnell Clark Foundation
Gulf Stream, Florida  33483

Thomas O. Thorsen                      Retired; formerly Vice Chairman,
7790 Old Marsh Road                      The Travelers Corporation, and
Palm Beach, FL 33418                     Senior Vice President of Finance,
                                         General Electric Corporation

M. Cabell Woodward, Jr.                Retired; formerly Vice Chairman, Chief
45 Manursing Way                         Financial Officer and a Director, ITT
Rye, New York  10580                     Corporation


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                Executive Officers (who are not also Directors)
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                                          Present Principal Occupation
Name and Business Address                  Including Name of Employer
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Charles C. Conaway                     Executive Vice President and Chief
                                         Financial Officer; Executive Vice
                                         President and Chief Financial
                                         Officer, CVS Pharmacy, Inc.

Daniel C. Nelson                       Vice President; Executive Vice
                                         President - Marketing, CVS
                                         Pharmacy, Inc.

Larry J. Merlo                         Vice President; Senior Vice
                                         President - Stores, CVS Pharmacy,
                                         Inc.

Douglas A. Sgarro                      Vice President; Senior Vice President -
                                         Administration and Chief Legal
                                         Officer, CVS Pharmacy, Inc.

Larry D. Solberg                       Vice President; Senior Vice
                                         President - Controllor, CVS
                                         Pharmacy, Inc.

Rosemary Mede                          Vice President; Senior Vice
                                         President - Human Resources, CVS
                                         Pharmacy, Inc.

Philip C. Galbo                        Vice President - Treasurer; Vice
                                         President - Treasurer, CVS
                                         Pharmacy, Inc.

Nancy R. Christal                      Vice President; Vice President -
                                         Investor Relations, CVS Pharmacy,
                                         Inc.

Zenon P. Lankowsky                     Secretary; Vice President - General
                                         Counsel, CVS Pharmacy, Inc.


                                                                    SCHEDULE B



                     TRANSACTIONS IN SHARES OF THE ISSUER
                  SINCE  DECEMBER 18, 1997 BY CVS CORPORATION


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      Date of           Number of Shares                                                     Aggregate
    Transaction            Purchased          Nature of Purchase      Price Per Share      Purchase Price
---------------------------------------------------------------------------------------------------------




               Since December 18, 1997, CVS Corporation has not, directly or indirectly, made any open market or private purchases of shares of Common Stock.